ASML 2020 Fourth-Quarter and Full-Year results Veldhoven, the Netherlands January 20, 2021 Public ASML reports €14.0 billion net sales and €3.6 billion net income in 2020 Continued growth expected in 2021 due to strong Logic demand and recovery in Memory Exhibit 99.2

Public Slide 2 January 20, 2021 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 January 20, 2021 Investor key messages

Public Slide 4 January 20, 2021 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and fuel significant growth opportunities for ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity between €15 – 24 billion for 2025. We will provide an update at our Investor Day which is currently planned on June 23 in London • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing annualized dividends and share buybacks

Public Slide 5 January 20, 2021 Business summary

Public Slide 6 January 20, 2021 2020 - Highlights Despite the COVID-19 pandemic ASML delivered a sales growth of 18%, reflecting the strong global demand for a digital infrastructure: • Net sales grew to a record €14.0 billion at 48.6% gross margin • Net income at €3.6 billion resulted in an EPS of €8.49 EUV lithography: • EUV system sales grew ~60% to €4.5 billion, in support of high volume manufacturing for both Logic and Memory • High-NA program in R&D and Manufacturing progressing well at both ASML and suppliers for HVM use in 2025/2026 DUV lithography: • Shipped our most advanced immersion system, the NXT:2050i as well as our first ArF dry system on the NXT platform (NXT:1470). On our Twinscan KrF platform we shipped a record number of systems. The overall strong demand for DUV systems is confirmed by a record value of DUV bookings during 2020 (€7.3 billion) Applications: • Shipped a total of three eScan1000 Multibeam systems (3x3 beams) to customers • Shipped our first next generation metrology system, YS:385, with a record year of YieldStar shipments Capital allocation: • Returned €2.3 billion to shareholders through dividends and share buybacks • Closed the acquisition of Berliner Glas

Public Slide 7 January 20, 2021 Q4 results summary • Net sales of €4,254 million, net systems sales of €3,198 million, Installed Base Management* sales of €1,056 million • Gross margin of 52.0% • Operating margin of 35.3% • Net income as a percentage of net sales of 31.7% • Net bookings of €4,238 million, including €1,067 million of EUV systems (net 6) * Installed Base Management equals our service and field upgrades sales

Public Slide 8 January 20, 2021 Net system sales breakdown (Quarterly) Q4’20 total system sales €3,198 million Q3’20 total system sales €3,096 million

Public Slide 9 January 20, 2021 Net system sales breakdown (Yearly) 2020 total system sales €10,317 million 2019 total system sales €8,996 million

Public Slide 10 January 20, 2021 Logic Memory Installed Base Management As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2016 - 2017 presented above have not been adjusted to reflect these changes in accounting policy. Total net sales € million by End-use

Public Slide 11 January 20, 2021 Litho systems bookings activity by End-use Q4’20 total system value €4,238 million Q3’20 total system value €2,868 million Lithography systems New Used Units 114 9 Lithography systems New Used Units 67 6 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Public Slide 12 January 20, 2021 • Paid total dividends of €1.1 billion, consisting of FY2019 final dividend and FY2020 interim dividend, and purchased €1.2 billion worth of shares in 2020 • ASML intends to declare a total dividend in respect of 2020 of €2.75 per ordinary share. Recognizing the interim dividend of €1.20 per ordinary share paid in November 2020, this leads to a final dividend proposal to the General Meeting of €1.55 per ordinary share. This is a 15% percent increase compared to the 2019 dividend Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim interim + proposed Final dividend Interim dividend up to 2011 Proposed dividend

Public Slide 13 January 20, 2021 Outlook

Public Slide 14 January 20, 2021 Q1 Outlook • Q1 2021 net sales between €3.9 billion and €4.1 billion, including ◦ Installed Base Management sales of around €950 million • Gross margin between 50% and 51% • R&D costs of €620 million • SG&A costs of €165 million • Estimated annualized effective tax rate of between 14% and 15% for 2021

Public Slide 15 January 20, 2021 Financial statements

ASML
Public
Slide 16
January 20, 2021

Consolidated statements of operations € million

Year on Year

	2016	2017	2018	2019	2020
Net sales	6,875	8,963	10,944	11,820	13,979
Gross profit	3,145	4,020	5,029	5,280	6,798
Gross margin %	45.7	44.9	46.0	44.7	48.6
Other income [1]	94	96	—	—	—
R&D costs	(1,106)	(1,260)	(1,576)	(1,968)	(2,201)
SG&A costs	(375)	(417)	(488)	(521)	(545)
Income from operations	1,758	2,440	2,965	2,791	4,051
Operating income as a % of net sales	25.6	27.2	27.1	23.6	29.0
Net income	1,558	2,067	2,592	2,592	3,554
Net income as a % of net sales	22.7	23.1	23.7	21.9	25.4
Earnings per share (basic) €	3.66	4.81	6.10	6.16	8.49
Earnings per share (diluted) €	3.64	4.79	6.08	6.15	8.48
Lithography systems sold (units) [2]	154	197	224	229	258
Net booking value [3]	5,396	9,358	8,181	11,740	11,292

1 Customer Co-Investment Program (CCIP).
2 Lithography systems do not include metrology and inspection systems.
3 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our 2018 systems net bookings include 1 EUV system shipped in Q4 2018 and our 2019 systems net bookings include 1 DUV system shipped in Q3 2019, both shipped to collaborative Research Center (Imec). These systems are not recognized in revenue.

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 17 January 20, 2021 Consolidated statements of operations € million Quarter on Quarter Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Net sales 4,036 2,441 3,326 3,958 4,254 Gross profit 1,940 1,101 1,603 1,881 2,212 Gross margin % 48.1 45.1 48.2 47.5 52.0 R&D costs (516) (544) (567) (534) (556) SG&A costs (148) (130) (131) (132) (152) Income from operations 1,277 427 905 1,216 1,504 Operating income as a % of net sales 31.6 17.5 27.2 30.7 35.3 Net income 1,134 391 751 1,062 1,351 Net income as a % of net sales 28.1 16.0 22.6 26.8 31.7 Earnings per share (basic) € 2.70 0.93 1.79 2.54 3.23 Earnings per share (diluted) € 2.69 0.93 1.79 2.53 3.23 Lithography systems sold (units) 1 76 57 61 60 80 Net booking value 2 2,402 3,085 1,101 2,868 4,238 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 18 January 20, 2021 Consolidated statements of cash flows € million Year on Year 2016 2017 2018 2019 2020 Cash and cash equivalents, beginning of period 2,459 2,907 2,259 3,121 3,532 Net cash provided by (used in) operating activities 1,666 1,818 3,073 3,276 4,628 Net cash provided by (used in) investing activities (3,188) (1,229) (492) (1,158) (1,352) Net cash provided by (used in) financing activities 1,964 (1,209) (1,724) (1,712) (753) Effect of changes in exchange rates on cash 7 (28) 5 5 (5) Net increase (decrease) in cash and cash equivalents 448 (648) 862 411 2,517 Cash and cash equivalents, end of period 2,907 2,259 3,121 3,532 6,049 Short-term investments 1,150 1,029 913 1,186 1,302 Cash and cash equivalents and short-term investments 4,057 3,288 4,034 4,718 7,351 Purchases of property, plant and equipment and intangible assets (325) (358) (610) (885) (1,001) Free cash flow 1 1,341 1,460 2,463 2,391 3,627 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 19 January 20, 2021 Consolidated statements of cash flows € million Quarter on Quarter Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Cash and cash equivalents, beginning of period 1,586 3,532 2,724 3,499 3,532 Net cash provided by (used in) operating activities 3,588 (606) 372 191 4,670 Net cash provided by (used in) investing activities (1,016) (444) 215 (166) (956) Net cash provided by (used in) financing activities (626) 240 192 9 (1,194) Effect of changes in exchange rates on cash 1 2 (3) (2) (2) Net increase (decrease) in cash and cash equivalents 1,946 (809) 776 33 2,518 Cash and cash equivalents, end of period 3,532 2,724 3,499 3,532 6,049 Short-term investments 1,186 1,388 941 876 1,302 Cash and cash equivalents and short-term investments 4,718 4,112 4,440 4,408 7,351 Purchases of property, plant and equipment and intangible assets (315) (242) (232) (222) (305) Free cash flow 1 3,273 (848) 140 (31) 4,365 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 20 January 20, 2021 Consolidated balance sheets € million Year on Year Assets 2016 2017 2018 2019 2020 Cash & cash equivalents and short-term investments 4,057 3,288 4,034 4,718 7,352 Net accounts receivable and finance receivables 1,145 1,958 2,384 2,773 3,421 Contract assets 149 270 96 231 119 Inventories, net 2,732 2,956 3,440 3,809 4,569 Other assets 1,141 1,219 1,579 1,673 1,753 Tax assets 47 94 316 624 739 Equity method investments — 982 916 833 821 Goodwill 4,874 4,541 4,541 4,541 4,629 Other intangible assets 1,323 1,166 1,104 1,105 1,049 Property, plant and equipment 1,687 1,601 1,589 1,999 2,470 Right-of-use assets — 114 138 324 345 Total assets 17,155 18,189 20,137 22,630 27,267 Liabilities and shareholders' equity Current liabilities 3,076 3,170 3,792 4,694 6,604 Non-current liabilities 4,107 4,243 4,704 5,344 6,798 Shareholders' equity 9,972 10,776 11,641 12,592 13,865 Total liabilities and shareholders' equity 17,155 18,189 20,137 22,630 27,267 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 21 January 20, 2021 Consolidated balance sheets € million Quarter on Quarter Assets Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Cash & cash equivalents and short-term investments 4,718 4,112 4,440 4,408 7,352 Net accounts receivable and finance receivables 2,773 2,857 3,286 4,664 3,421 Contract assets 231 292 261 177 119 Inventories, net 3,809 4,345 4,686 4,614 4,569 Other assets 1,673 1,808 1,833 1,734 1,753 Tax assets 624 1,011 846 876 739 Equity method investments 833 865 892 918 821 Goodwill 4,541 4,541 4,541 4,541 4,629 Other intangible assets 1,105 1,083 1,059 1,035 1,049 Property, plant and equipment 1,999 2,047 2,110 2,198 2,470 Right-of-use assets 324 317 354 298 345 Total assets 22,630 23,278 24,306 25,463 27,267 Liabilities and shareholders' equity Current liabilities 4,694 4,677 4,631 4,991 6,604 Non-current liabilities 5,344 6,076 6,976 6,730 6,798 Shareholders' equity 12,592 12,525 12,700 13,742 13,865 Total liabilities and shareholders' equity 22,630 23,278 24,306 25,463 27,267 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Slide 22 January 20, 2021 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q1 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expected strong Logic demand and continued recovery in Memory, long term growth opportunity, revenue opportunity through 2025, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing dividends, the amount of the final dividend for 2020 and statements with respect to the 2020-2022 share buyback program including the amount of shares intended to be repurchased under the program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers ’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intel lectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements